Exhibit 99.2
TIER TECHNOLOGIES

TIER TECHNOLOGIES

Moderator: Alex Hart
Tuesday, February 8, 2011
8:00 am EST

Operator:
Good morning, and welcome to the Tier Technologies First Quarter FY 2011 Earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press star then the number 2 on your telephone keypad.  Thank you.

Ms. Bowman, you may begin your conference.

Liz Bowman:
Good morning.  My name is Liz Bowman, Tier Technologies’ Assistant Controller and Director of SEC Reporting.   At this time, I would like to welcome everyone to the Tier Technologies’ earnings conference call for the quarter ended December 31, 2010.  Today’s call is scheduled for one hour.

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After the market closed yesterday, we issued a press release announcing Tier's financial results for the quarter  ended December 31, 2010, and we filed a copy of the text of today’s call (not including the Q&A) and the accompanying presentation, which includes charts that will be referenced during the call.  A copy of these materials can be found in the Investor Relations section of our web site, www.tier.com.

We invite shareholders and analysts who wish to speak to management about the Company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, by calling him at 571-382-1333 or by emailing him at rjohnston@tier.com.

A taped replay of this call will be available on the Company's web site from 8:00 a.m. Eastern Time, Wednesday, February 9, 2011 until Tuesday, February 22, 2011 at 11:59 pm Eastern Time.  Alternatively, you can hear a replay by dialing 866-459-3537 and entering the conference ID number 2865528, starting at 8:00 a.m. Eastern Time, Wednesday, February 9, 2011.

I want to remind you that various remarks that we make about the Company's future expectations, plans, and prospects constitute forward-looking statements for

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purposes of the Safe Harbor provisions under the Private Securities Litigation Reform Act of 1995.

The forward-looking statements discussed on this call represent management's current expectations about the Company's future financial performance based on the information available to us today.

This information may change and our actual results may differ materially from these forward-looking statements. We undertake no obligation to update any such forward-looking statements.

There are numerous risks and uncertainties that affect our business and may affect these statements, including but not limited to:  general economic conditions, which affect the Company’s financial results in all our markets, which we refer to as “verticals”, particularly federal, state and local income tax and property tax verticals;  effectiveness and performance of our systems, payment processing platforms and operational infrastructure; our ability to grow EPS revenue while keeping costs relatively fixed; the potential loss of funding by clients, including due to government budget shortfalls or revisions to mandated statutes; the timing, initiation, completion, renewal, extension or early termination of client projects; our ability to realize revenues

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from our business development opportunities; the impact of governmental investigations or litigation; and unanticipated claims as a result of project performance, including due to the failure of software providers or subcontractors to satisfactorily complete engagements.  For a discussion of these and other factors which may cause our actual events or results to differ from those projected, please refer to our quarterly report on Form 10-Q for the period ended December 31, 2010, filed with the Securities and Exchange Commission. In this call, references to “the quarter” or “the first quarter” refer to the quarter ended December 31, 2010.

SOME IMPORTANT INFORMATION CONCERNING OUR PROXY STATEMENT

Tier plans to file with the Securities and Exchange Commission and mail to its stockholders a proxy statement relating to its 2011 Annual Meeting of Stockholders.  The proxy statement will contain important information about Tier and the matters to be acted upon at the meeting.  Investors and security holders are urged to read the proxy statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Tier through the web site maintained by the SEC

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at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of these documents from Tier by contacting Tier Technologies, Inc., attention Corporate Secretary Keith Omsberg, 11130 Sunrise Valley Drive, Suite 300, Reston, Virginia, 20191, telephone: (571) 382-1000.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Tier and its directors and named executive officers may be deemed to be participants in the solicitation of Tier’s security holders in connection with its 2011 annual meeting of stockholders.  Security holders may obtain information regarding the names, affiliations and interests of such individuals in Tier’s Annual Report on Form 10-K , as amended by Amendment No. 1 to the Form 10-K, which is on file with the SEC, as well as its upcoming proxy statement for the 2011 Annual Meeting (when available).  Tier’s current directors and executive officers are named in Tier’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as amended.  Stockholdings of directors and executive officers have been reported in Tier’s Annual Report on Form 10-K, as amended, and to the extent those reported numbers have changed, have been reported in Statements of Change in Beneficial Ownership on Form 4 or Form 5 filed with the SEC.

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With me on the call today are Ron Johnston, our Chief Financial Officer, Keith Kendrick, our SVP of Strategic Marketing, and Alex Hart, our President and Chief Executive Officer.  We‘ll begin the call with Alex.  Alex?

Alex Hart:
Thanks, Liz, and good morning.  Our financial results for the first quarter were relatively disappointing, and Ron will go through them in more detail in a few minutes, but there were also encouraging indications that we’re focusing on the right things and turning the corner in some key market segments.  Transaction growth in particular, especially in government, higher education, and municipal utilities, was particularly strong.  In fact, our overall transactions grew more than 23% versus the same period last year if you exclude the negative impact of our poor performance in the large utility segment, which was acquired with the ChoicePay acquisition a couple of years ago.

The ChoicePay acquisition was, in my opinion, both poorly conceived and poorly executed, and we continue to struggle to salvage as much value as we can from it.  We took a $250,000 charge in the first quarter to reflect the reduced value of our product development efforts related to the

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ChoicePay platform, and we will continue to analyze the best course of action for the customers we serve on that platform.  At this time, we have suspended all new development on the ChoicePay platform and have stopped migrating existing customers to it.  There are still a number of valuable customer relationships that we believe we can retain, but most of the large utility clients have either left or are in the process of leaving.  We frankly didn’t provide them with the level of service they wanted and deserved and they required a level of customization and a high level of support for individual bill-payers that we were neither designed to provide nor compensated well enough to justify, so the loss of these customers was both regrettable and predictable.

The good news is that our renewed focus on municipal utilities, government agencies, and higher education clients is beginning to bear fruit.  Revenue, dollars processed, and transactions were all higher than they were a year ago in these segments, and I expect that continued work to both reduce the costs of serving these segments and rationalizing our activities in adjacent segments will lead to financial improvement down the road.

We also successfully completed the Dutch auction tender offer that we announced during our last call, purchasing $10 million of our common stock at a price of $6.10 per share.

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We have now returned $22 million to shareholders during the past two years, and we’ll continue to assess the attractiveness of acquiring additional shares as we complete the development of our technology roadmap.

On the employee front, we are continuing to reshape the organization to better prepare ourselves for the future.   As I noted last quarter we promoted several talented but underutilized leaders in sales, operations, implementations, information technology, and human resources and brought in a new Product Management executive.  This quarter we added Sandip Mohapatra to head our software engineering group, and he has had a very positive impact on the software development organization in a relatively short period of time.  In fact, Sandip is one of the leading candidates for the CTO role, a search process that has taken longer than expected but which has yielded a strong group of final candidates.  We expect to conclude the process during the next few weeks.

We also have made some significant changes in the sales organization, adding several new sales execs while saying good-bye to some well-intentioned but miscast members of the sales and business development team.  We have some additional work to do to better align our sales organization

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and sales compensation structure with our strategy but we are well on our way.

At this point I’d like to turn it over to Ron for a thorough review of the financials.  Ron?

Ron Johnston:
Thanks, Alex.

Results from Continuing Operations for the quarter reflected total revenues of $33.0 million, up 0.6% from the same quarter last year.

During the quarter, we processed over $2.3 billion of payments, which represents a 4.2% increase versus the same quarter last year.  This increase was driven by an 11.0% increase in transaction volume.

EPS revenues for the quarter were $32.5 million.  Revenue growth of 1.7% in EPS over the same quarter last year was driven by increases in payments processed for educational institutions.  Revenues from our Education vertical grew 17.3% and revenues from our State Income Tax grew 15.7% over the same quarter last year.   Chart 4 provides a summary of net revenue for our EPS business.

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Our gross margin percentage for Continuing Operations for the first quarter was 24.6%, which is 1.9% lower than the same quarter last year.  We calculate gross margin by first calculating gross margin from continuing operations, which equals revenue from continuing operations minus direct costs, and then dividing that by revenue from continuing operations.  Gross margin percentage in our EPS business was 23.6%, down approximately 170 basis points from the same period last year.  We calculate gross margin in our EPS business by first calculating EPS gross margin, which equals EPS revenue minus EPS direct costs, and then dividing that by EPS revenue.

General and administrative expenses for Continuing Operations were $5.9 million for the quarter, down 6.4% compared to the same quarter last year.  The decrease in G&A was attributable primarily to decreases in legal fees, restructuring expenses and bad debt expense.

Selling and marketing expenses were $1.6 million for the quarter, down 3.2% from the prior year’s quarter, primarily due to decreased advertising costs.

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For the first quarter, Tier reported positive adjusted EBITDA from Continuing Operations of $1.2 million as compared with positive adjusted EBITDA from Continuing Operations of $1.3 million in the prior year quarter.

Our consolidated net loss per fully diluted share in the quarter was ($0.06) compared to a loss of ($0.04) per fully diluted share in the same quarter last year.

Please review the script and/or the accompanying charts for the definitions of EPS Net Revenues.

We define adjusted EBITDA from Continuing Operations as net income or loss from Continuing Operations before interest expense net of interest income, income taxes, depreciation and amortization and stock-based compensation in both equity and cash.  Chart 5 provides a reconciliation of net income (loss) from Continuing Operations to adjusted EBITDA from Continuing Operations for the three months ended December 31, 2010 and 2009.

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Throughout this call, Tier may use the terms EPS Net Revenue and adjusted EBITDA from Continuing Operations, which are non-GAAP financial measures.  Tier’s management believes these measures are useful for evaluating performance against peer companies within our industry, and provide investors with additional transparency to financial measures used by management in its financial and operational decision making.  Non-GAAP financial measures should not be considered a substitute for the reported results prepared in accordance with GAAP.  Tier’s definition used to calculate non-GAAP financial measures may differ from those used by other companies.  We have compared our definition to other public companies and have found ours to be very consistent.

As discussed in Note 8 – Contingencies and Commitments and Note 5 – Customer Concentration and Risk our Consolidated Balance Sheets includes settlements payable and receivable.  Our $62.5 million dollars in cash, cash equivalents and marketable securities at December 31, 2010 included funds that had settled to us that we had not yet distributed to clients due to the timing of bank transactions of $24.0 million and $8.8 million of accrued discount fees.  These items reduced our cash available for company use.  Offsetting this reduction of cash available to Tier, was $17.0 million of cash which we expected to receive within one to two days at December 31, 2010 as settlements from credit card companies or banks.  Therefore, the cash, cash equivalents and marketable securities available to Tier at December 31, 2010 was $46.7 million.  Please see chart 9.  In addition, we had restricted cash of $6.0 million.

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In January 2011, we purchased $10.0 million of our common stock pursuant to our tender offer.  Information regarding the tender offer can be found in Note 13 – Shareholders’ Equity and Note 14 – Subsequent Events.

The Company’s headcount at December 31, 2010 was 214 employees and 24 contractors.

Lastly, I want to mention that our Form 10-Q was filed after the market closed yesterday with the Securities and Exchange Commission.  We encourage all of you to review the statements and notes in order to better understand our current operations.

Now, Alex has a few concluding remarks.

Alex Hart:
Thanks Ron.

As I noted during our last call, we’ve completed both a strategic review and the budgeting process, and, while we don’t have perfect information, we feel confident that we're headed in the right direction.  We're specifically focused on four objectives:

1.         Making reliability a reality

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2.         Going where the payments are
3.         Funding the future
4.         Working together

Providing a reliable service is job one in the payments business, and we quite simply haven’t done a good enough job over the past couple of years, especially for our large utility clients on the ChoicePay platform.  We've made great strides during the past five months, but we need to continue to improve our performance and are investing in the people, processes, and systems required to make reliability a reality.

Going where the payments are seems to be a simple enough goal on the surface, but in reality it involves knowing which market segments and customers are the best fit for our capabilities, which payment types generate the best value for a particular type or size of transaction, and how each factor contributes to the growth and profitability of our business.  For example, the MasterCard and Visa settlements with the Department of Justice will allow us to begin presenting different pricing by brand and payment type once an effective date becomes reality.  We’re preparing for that scenario now and have already begun testing a fighter brand with our IRS business, but we also need to have the systems in place to get the maximum benefit from our marketing activities and the data they generate.  We have a

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lot of anecdotal information and some strong theories, but we do not yet have a strong enough understanding of the data that drives our business.  The good news is that we have a lot to work with, and we’re working hard to improve the systems and add the payments expertise that we’ll need to become a more sophisticated payments company.

Funding the future refers to the need to generate the kinds of profits required to reinvest in the capabilities that will enable us to lead our category once again.  We have work to do on both the revenue side and the expense side of the ledger.  We’re already much more thoughtful about the partnerships and sales opportunities we pursue than we were five months ago and we’re now focusing on the deals that have the most potential to generate profits, not just activity or gross revenue.  We have a handful of unattractive legacy deals left to unwind, but we also have some great opportunities to get more credit for the amount of volume we generate and the number of billers we serve.

On the expense side, we’ve reduced G&A and instituted a more cost-conscious culture, but we also believe that there’s an opportunity to reduce our transaction-related costs, especially those that relate to interchange fees, processing fees, banking fees, and dues and assessments.   In the near term, we have far more processing partners than we would

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prefer, so our focus is on choosing the right set of partners to maximize our profitability without limiting or compromising our future.

Working together has been a bigger challenge than I anticipated, but we've made great progress in a relatively brief period of time.  As I mentioned last quarter, our corporate culture was fundamentally broken when I arrived last August, but I’ve made a number of changes, to both move out people that didn’t fit my values, and to either promote or bring in people that better reflected our new culture, and I’m confident that we’ll have the people we need to be successful in short order.

Before I open it up for questions, please note two things.  First, the purpose of this call is to discuss our business and our first quarter results, not our upcoming annual meeting, and we’d like to keep the focus on our business, our performance and our plans.  Second, in keeping with prior practice, we are not giving revenue guidance at this time.  We do believe that our renewed focus on the needs of our investors, clients, and associates will result in significant improvement in the underlying fundamentals of the business and position us for a much more satisfying financial result in FY2012, but we continue to believe that FY2011 will be a relatively flat year from an adjusted EBITDA perspective.

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We’ll continue to strive to improve upon those expectations, but we’re reluctant to attempt to prognosticate this early in the game.

Thank you for your time and attention this morning.

At this time I’d like to open the call to Q&A.

Operator?

Liz Bowman:
Thank you, Alex.  As I mentioned at the beginning of this call a copy of the text of this call and accompanying Charts are posted in the Investor Relations section of our website at www.tier.com.  We invite shareholders and analysts who wish to speak to management about the Company and its performance to schedule a meeting by contacting our CFO, Ron Johnston, at 571-382-1333 or rjohnston@tier.com.  Thank you.  This concludes our first quarter fiscal year 2011 earnings call for Tier Technologies.

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